Form 8-A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For registration of certain classes of securities
pursuant to section 12(b) or (g) of the

Securities Exchange Act of 1934

UCBH HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware	94-3072450

(State of incorporation or organization)	(I.R.S. Employer Identification No.)

711 Van Ness Avenue
San Francisco, California	94102

(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered

None	None

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☒

Securities Act registration statement file number to which this form relates: 000-24947

Securities to be registered pursuant to Section 12(g) of the Act:

Preferred Stock Purchase Rights
(Title of class)

Item 1. Description of Registrant’s Securities to be Registered.

On January 28, 2003, the Board of Directors of UCBH Holdings, Inc. (the “Company”) declared a dividend distribution of one share purchase right (a “Right”) for each share of common stock, par value $0.01 per share (the “Common Stock”), of the Company. The dividend is payable at the close of business on February 14, 2003 on each share of Common Stock outstanding at the close of business on January 31, 2003 (the “Record Date”). Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Participating Preferred Stock of the Company (the “Preferred Stock”) at a price of $140.00 per unit (the “Purchase Price”) of Preferred Stock, subject to adjustment. The description and terms of the Rights are set forth in the Rights Agreement (the “Rights Agreement”) between the Company and Mellon Investor Services, LLC, as Rights Agent (the “Rights Agent”).

Until the earlier to occur of (a) 10 business days (or such later date as the Board may determine) following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired beneficial ownership of 15% or more of the outstanding shares of Common Stock (the “Stock Acquisition Date”), other than persons who acquired 15% beneficial ownership of the Company as a result of repurchases of stock by the Company, unless such persons acquired additional shares constituting 1% or more of the Company, or (b) 10 business days (or such later date as the Board may determine) following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person (the earlier of such dates being called the “Distribution Date”), the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of the Record Date, by such Common Stock certificate.

The Rights Agreement provides that, until the Distribution Date, the Rights are attached to the Common Stock and, together with the Common Stock, are represented by certificates for the Common Stock. After the Distribution Date, the Rights detach, separate Rights certificates are issued, and the Rights trade independently of the Common Stock. As soon as practicable after the Distribution Date, separate certificates evidencing the Rights (“Rights Certificates”) will be mailed to the holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Rights Certificate alone will evidence the Rights.

The Rights are not exercisable until the Distribution Date. The Rights will expire on January 27, 2013 (the “Final Expiration Date”), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed by the Company, in each case, as described below.

The Purchase Price payable, and the number and kind of shares covered by each Right and the number of Rights outstanding are subject to adjustment from time to time.

In the event that the Company is acquired in a merger or other business combination transaction (i.e., the Company does not survive or the Common Stock is changed or exchanged) or 50% or more of its assets, cash flow or earning power (on a consolidated basis) is transferred in any one transaction or a series of related transactions, the Rights entitle holders to acquire shares of the other party to the transaction having a value equal to twice the Right’s exercise price.

The Board of Directors of the Company may, at its option, at any time after any person becomes an Acquiring Person, exchange all or part of the then outstanding and exercisable Rights for Common Stock at an exchange ratio of one share of Common Stock per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction.

The Company shall not be required to issue fractions of shares of Common Stock or to distribute certificates which evidence fractional shares of Common Stock. In lieu of such fractional shares of Common Stock, there shall be paid to the registered holders of the Rights Certificates with regard to which such fractional shares of Common Stock would otherwise be issuable, an amount in cash equal to the same fraction of the current market value of a whole share of Common Stock.

The Rights are redeemable at a redemption price of $0.0001 per Right at the option of the Company, payable in cash, stock or other consideration deemed appropriate by the Board, at any time prior to either 10 business days following the Stock Acquisition Date or the Final Expiration Date. Prior to the expiration of such 10-day period, the Board of Directors may amend the Rights Agreement to extend the time period during which the Rights may be redeemed.

The terms of the Rights may be amended in any manner by the Board of Directors prior to the Distribution Date. After the Distribution Date, the Rights Agreement may be amended to shorten or lengthen any time period relating to the Rights, to cure ambiguities and to make changes which do not adversely affect the interest of holders of the Rights. No amendment to adjust the time period governing redemption may be made once the Rights are no longer redeemable. However, no amendment may be made that changes the rights and duties of the Rights Agent in a manner adverse to the Rights Agent without the consent of the Rights Agent.

Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company including, without limitation, the right to vote or to receive dividends.

This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is filed as an exhibit hereto and incorporated herein by reference.

Item 2. Exhibits.

Exhibit No.	Description

1	Rights Agreement, dated as of January 28, 2003, between the Company and Mellon Investor Services, LLC, as Rights Agent.

2	Certificate of Designation, Preferences and Rights (attached as Exhibit A to the Rights Agreement).

3	Rights Certificate (attached as Exhibit B to the Rights Agreement).

4	Summary of Rights (attached as Exhibit C to the Rights Agreement).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

UCBH HOLDINGS, INC.

Date: January 28, 2003

By:	/s/ Jonathan H. Downing

Name: Jonathan H. Downing Title: Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

1	Rights Agreement, dated as of January 28, 2003, between the Company and Mellon Investor Services, LLC, as Rights Agent.

2	Certificate of Designation, Preferences and Rights (attached as Exhibit A to the Rights Agreement).

3	Rights Certificate (attached as Exhibit B to the Rights Agreement).

4	Summary of Rights (attached as Exhibit C to the Rights Agreement).